

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Thomas Thimot
Chief Executive Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, NY 11561

> **Re: Ipsidy Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2021**
> **File No. 333-257453**

Dear Mr. Thimot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Stephen Fleming